Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Multi-Fineline Electronix (Suzhou) Co., Ltd.	Peoples Republic of China

Multi-Fineline Electronix (Suzhou No. 2) Co., Ltd.	Peoples Republic of China

Aurora Optical, Inc.	Delaware

M-Flex Cayman Islands, Inc.	Cayman Islands

Multi-Fineline Electronix Singapore Pte. Ltd.	Singapore

Multi-Fineline Electronix Malaysia Sdn. Bhd.	Malaysia